

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

March 29, 2019

Aaron LoCascio
Chief Executive Officer
Greenlane Holdings, Inc.
6501 Park of Commerce Boulevard, Suite 200
Boca Raton, Florida 33487

> **Re:** **Greenlane Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 20, 2019**
> **File No. 333-230405**

Dear Mr. LoCascio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 20, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure – Adjusted EBITDA, page 93

1. We note your addition of an adjustment called "…transition to being a public company" described as fees and expenses primarily attributable to consulting fees and incremental audit and legal fees. These appear to us to be normal, recurring, cash operating expenses of your company. Please tell us how you considered the guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures and why you believe this adjustment is appropriate and how you determined the "incremental" portion. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202)551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products